United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Vale informs on judicial decision

Rio de Janeiro, April 14th, 2020 – Vale S.A. ("Vale") informs on the decision by the 1st Court of Ouro Preto, Minas Gerais, issued on April 14th, 2020, regarding the request for a preliminary injunction within the scope of the lawsuit 5000885-66.2020.8.13.0461 proposed by the Public Prosecution Office of the State of Minas Gerais, that determined, among others, the freezing of Vale's funds in the amount of R$ 50 million solely to ensure the compensation for losses that could be caused as a result of the evacuation of the residents of the flooding area in case of a hypothetical rupture of the Doutor dam, which is owned by Vale. Additionally, the judge ordered that within thirty days from the date of the evacuation, Vale initiates payments, until the final resettlement, of monthly emergency instalments to all people that were relocated from their homes in the amount of 1 (one) Brazilian minimum wage to adults, 1/2 (one-half) of the minimum wage to adolescents and 1/4 (one-fourth) of the minimum wage to children. Vale estimates that 229 people will start receiving the emergency payment.

The evacuation of the people living in the Self-Rescue Zone started on February 16th, 2020 led by Vale, together with the Local Civil Defense, in a gradual and organized manner, due to the beginning of the decharacterization process of the Doutor dam.

Vale will take all the appropriate measures to assure its rights of defense in due course.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ /s/ Ivan Fadel
Date: April 14, 2020		Head of Investor Relations